SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 33144

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940

June 29, 2018

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of June 2018. A copy of each application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551- 8090. An order granting each application will be issued unless the SEC orders a hearing. Interested persons may request a hearing on any application by writing to the SEC's Secretary at the address below and serving the relevant applicant with a copy of the request, personally or by mail. Hearing requests should be received by the SEC by 5:30 p.m. on July 24, 2018, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

ADDRESS: The Commission: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090.

FOR FURTHER INFORMATION CONTACT: Shawn Davis, Branch Chief, at (202) 551- 6413 or Chief Counsel's Office at (202) 551-6821; SEC, Division of Investment Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

AB Government Exchange Reserves [File No. 811-08294]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to AB Government Money Market Portfolio, a series of AB Fixed-Income Shares, Inc., and, on November, 10, 2017, made a final distribution to its shareholders based on net asset value. Expenses of $201,740 incurred in connection with the reorganization were paid by the applicant and the acquiring fund.

Filing Dates: The application was filed on May 25, 2018, and amended on June 13, 2018.

Applicant's Address: 1345 Avenue of the Americas, New York, New York 10105.

Avenue Mutual Funds Trust [File No. 811-22677]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On March 14, 2018, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of $216,484.42 incurred in connection with the liquidation were paid by the applicant and the applicant's investment adviser.

Filing Date: The application was filed on May 25, 2018.

Applicant's Address: 399 Park Avenue, 6th Floor, New York, New York 10022.

Context Capital Funds [File No. 811-22897]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On March 28, 2018, applicant made liquidating distributions to its shareholders, based on net asset value. Expenses of $27,652 incurred in connection with the liquidation were paid by the applicant's investment adviser.

Filing Date: The application was filed on June 15, 2018.

Applicant's Address: 401 City Ave, Suite 800, Bala Cynwyd, Pennsylvania 19004.

Freshstart Venture Capital Corp. [File No. 811-05169]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has elected status as a business development company under the Act and maintains its current portfolio, debts and other liabilities. Applicant will pay any outstanding or other liabilities as they come due in the ordinary course of business.

Filing Date: The application was filed on May 29, 2018.

Applicant's Address: 437 Madison Avenue, 38th Floor, New York, New York 10022.

Legg Mason Global Asset Management Variable Trust [File No. 811-22910]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On November 30, 2016, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of $4,306 incurred in connection with the liquidation were paid by the applicant's investment adviser.

Filing Date: The application was filed on May 23, 2018.

Applicant's Address: 100 International Drive, 7th Floor, Baltimore, Maryland 21202.

Morgan Stanley Select Dimensions Investment Series [File No. 811-07185]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On September 29, 2017, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of $51,000 incurred in connection with the liquidation were paid by the applicant.

Filing Dates: The application was filed on May 30, 2018, and amended on June 14, 2018.

Applicant's Address: c/o Morgan Stanley Investment Management Inc., 522 Fifth Avenue, New York, New York 10036.

Oppenheimer Global Multi-Alternatives Fund [File No. 811-22760]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On March 9, 2018, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of $11,608 incurred in connection with the liquidation were paid by the applicant's investment adviser.

Filing Date: The application was filed on June 6, 2018.

Applicant's Address: 6803 S. Tucson Way Centennial, Colorado 80112.

Oppenheimer Global Multi Strategies Fund [File No. 811-21918]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On March 16, 2018, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of $14,223 incurred in connection with the liquidation were paid by the applicant's investment adviser.

Filing Date: The application was filed on June 12, 2018.

Applicant's Address: 6803 S. Tucson Way Centennial, Colorado 80112.

Oppenheimer Rochester Maryland Municipal Fund [File No. 811-21878]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On March 23, 2018, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of approximately $11,480 incurred in connection with the liquidation were paid by the applicant's investment adviser.

Filing Date: The application was filed on June 12, 2018.

Applicant's Address: 6803 S. Tucson Way Centennial, Colorado 80112.

Oppenheimer Rochester Virginia Municipal Fund [File No. 811-21884]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On March 23, 2018, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of approximately $12,230 incurred in connection with the liquidation were paid by the applicant's investment adviser.

Filing Date: The application was filed on June 12, 2018.

Applicant's Address: 6803 S. Tucson Way Centennial, Colorado 80112.

PNMAC Mortgage Opportunity Fund, LLC [File No. 811- 22229]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant is liquidating and will make a final distribution, promptly following its deregistration, on the basis of net assets and pro rata based on share ownership after payment of any liabilities or expenses in connection with the liquidation. Expenses of $10,000 incurred in connection with the liquidation have been paid by the applicant. Applicant also has retained approximately $1.3 million for the purpose of paying liabilities and expenses incurred in connection with the liquidation.

Filing Dates: The application was filed on May 23, 2018, and amended on June 20, 2018 and June 29, 2018.

Applicant's Address: 3043 Townsgate Road, Westlake Village, California 91361.

PNMAC Mortgage Opportunity Fund LP [File No. 811- 22228]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant is liquidating and will make a final distribution, promptly following its deregistration, on the basis of net assets and pro rata based on share ownership after payment of any liabilities or expenses in connection with the liquidation. Expenses of $10,000 incurred in connection with the liquidation have been paid by the applicant. Applicant also has retained approximately $1.2 million for the purpose of paying liabilities and expenses incurred in connection with the liquidation.

Filing Dates: The application was filed on May 23, 2018, and amended on June 20, 2018.

Applicant's Address: 3043 Townsgate Road, Westlake Village, California 91361.

Triloma EIG Energy Income Fund [File No. 811-23040]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On May 15, 2018, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of $443,746 incurred in connection with the liquidation were paid by the applicant and the applicant's investment adviser and/or an affiliate thereof. Applicant has retained $121,293 in cash and cash equivalents for the purpose of paying claims and obligations of the fund.

Filing Dates: The application was filed on May 23, 2018, and amended on June 13, 2018.

Applicant's Address: 201 North New York Avenue, Suite 200, Winter Park, Florida 32789.

Triloma EIG Energy Income Fund – Term I [File No. 811-23032]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On May 15, 2018, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of $393,746 incurred in connection with the liquidation were paid by the applicant and the applicant's investment adviser and/or an affiliate thereof. Applicant has retained $108,294 in cash and cash equivalents for the purpose of paying claims and obligations of the fund.

Filing Dates: The application was filed on May 23, 2018, and amended on June 13, 2018.

Applicant's Address: 201 North New York Avenue, Suite 200, Winter Park, Florida 32789.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Eduardo A. Aleman

Assistant Secretary